UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
SEC File Number: 1-31552
CUSIP Number: 831756-10-1

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR
For Period Ended: October 31, 2005
     ☐ Transition Report on Form 10-K
     ☐ Transition Report on Form 20-F
     ☐ Transition Report on Form 11-K
     ☐ Transition Report on Form 10-Q
     ☐ Transition Report on Form N-SAR
     For the Transition Period Ended:
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
     SMITH & WESSON HOLDING CORPORATION

Full Name of Registrant

Former Name if Applicable
     2100 ROOSEVELT AVENUE

Address of Principal Executive Office (Street and Number)
     SPRINGFIELD, MA 01104

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☑	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Smith & Wesson Holding Corporation (the “Registrant”) requires additional time to file its Quarterly Report on Form 10-Q for the quarterly period ended October 31, 2005 (the “Report”). The Registrant requires additional time to review the Report to ensure adequate disclosure and to allow its independent certified public accountant sufficient time to complete its review of the Registrant’s financial statements for the quarterly period ended October 31, 2005. The Registrant is unable to complete and file its Report within the prescribed time period without unreasonable effort or expense. The Registrant expects to file the Report in no event later than the fifth calendar day following the date on which the Report was due.
PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	John A. Kelly	(800)	331-0852

	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
				☑ Yes	☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
				☐ Yes	☑ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

SMITH & WESSON HOLDING CORPORATION
(Name of Registrant as Specified in Charter)
     has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date December 15, 2005	By:	/s/ John A. Kelly
John A. Kelly
Chief Financial Officer

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